--------------------------------------------------------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                      (Amendment No. 17 - Final Amendment)

                             HARCOURT GENERAL, INC.
                           (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                        REED ELSEVIER U.S. HOLDINGS INC.
                           REED ELSEVIER OVERSEAS BV
                           REED ELSEVIER HOLDINGS BV
                               REED ELSEVIER PLC
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (Offerors)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                      and
                     SERIES A CUMULATIVE CONVERTIBLE STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                            Common Stock (41163G101)
               Series A Cumulative Convertible Stock (41163G200)
                     (Cusip Number of Class of Securities)

                          Henry Z. Horbaczewski, Esq.
                               Reed Elsevier Inc.
                             275 Washington Street
                                Newton, MA 02458
                           Telephone: (617) 558-4227
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                              Joseph Rinaldi, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
===============================================================================
     Transaction Valuation*                             Amount of Filing Fee**
-------------------------------------------------------------------------------
        $4,400,646,387                                        $880,130
===============================================================================

===============================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 72,313,841 shares of common stock, par value $1.00 per share (the "Common Shares"), of Harcourt General, Inc. at a price per Common Share of $59.00 in cash and (ii) the purchase of 775,713 shares of series A cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share. This calculation also assumes payments to holders of options with an exercise price less than $59.00 in an amount per option equal to the difference between (a) $59.00 and (b) the applicable exercise price, based on 3,289,353 outstanding options with an average weighted exercise price of $36.45 per share.

** Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 8, 2000.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       Not applicable      Filing Party:  Not applicable
Form or Registration No.:     Not applicable      Date Filed:    Not applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     2    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REED INTERNATIONAL P.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        ENGLAND
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 shares of Common Stock, par
        WITH                          value $1.60 per share ("Common Stock")
                            ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         70,850,215.167 shares of Common Stock (does not include shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     3    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ELSEVIER NV
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        NETHERLANDS
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 of Common Stock
        WITH                ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER


                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,850,215.167 shares of Common Stock (does not include shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     4    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REED ELSEVIER PLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        ENGLAND
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 of Common Stock
        WITH                ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER


                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company and recorded as treasury stock by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     5    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REED ELSEVIER HOLDINGS BV
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        THE NETHERLANDS
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 of Common Stock
        WITH                ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER


                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,850,215.167 shares of Common Stock (does not include shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     6    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REED ELSEVIER OVERSEAS BV
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        THE NETHERLANDS
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 of Common Stock
        WITH                ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER


                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,850,215.167 shares of Common Stock (does not include shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     7    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REED ELSEVIER U.S. HOLDINGS INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        DE
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 of Common Stock
        WITH                ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER


                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,850,215.167 shares of Common Stock (does not include shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     8    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REED ELSEVIER INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        MA
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 of Common Stock
        WITH                ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER


                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,850,215.167 shares of Common Stock (does not include shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   41163G101                           Page     9    of    11    Pages
         -------------------                          -------     -------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REH MERGERSUB INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        BK, OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        DE
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER



                            ----------------------------------------------------
                             8        SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 70,850,215.167 of Common Stock
        WITH                ----------------------------------------------------
                             9        SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER


                                      70,850,215.167 of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,850,215.167 shares of Common Stock (does not include shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97% (does not include as outstanding shares of Common Stock held by a subsidiary of subject company which are recorded as treasury shares by subject company)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------

                        AMENDMENT NO. 17 TO SCHEDULE TO

     This Amendment No. 17, the final amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 8, 2000, as amended by Amendment No. 1 filed on November 20, 2000, Amendment No. 2 filed on December 6, 2000, Amendment No. 3 filed on December 18, 2000, Amendment No. 4 filed on December 21, 2000, Amendment No. 5 filed on January 8, 2001, Amendment No. 6 filed on January 18, 2001, Amendment No. 7 filed on February 7, 2001, Amendment No. 8 filed on February 21, 2001, Amendment No. 9 filed on February 28, 2001, Amendment No. 10 filed on April 2, 2001, Amendment No. 11 filed on May 4, 2001, Amendment No.12 filed on May 7, 2001, Amendment No. 13 filed on June 1, 2001, Amendment No. 14 filed on June 18, 2001, Amendment No. 15 filed on June 27, 2001 and Amendment No. 16 filed on July 5, 2001 (as amended, the "Schedule TO") relating to an offer by REH Mergersub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase
(i) all outstanding shares of common stock, par value $1.00 per share (the "Common Shares") of Harcourt General, Inc. a Delaware corporation (the "Company" or "Harcourt"), at a price of $59.00 per Common Share, net to the seller in cash, and (ii) all of the outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(l) and (a)(2), respectively, to Schedule TO.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Items 1, 4, 8 and 11

     Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     "The Offer expired at 8:00 PM, New York City time, on July 11, 2001. Based upon a preliminary count from the Depositary, as of 8:00 PM, New York City time, July 11, 2001, approximately 70,850,215.167 Common Shares (including 1,305,091 Common Shares tendered pursuant to guarantees of delivery), representing approximately 94.8% of the outstanding Common Shares, and approximately 570,379 Preferred Shares (including 2,200 Preferred Shares tendered pursuant to a guarantee of delivery), representing approximately 81.7% of the outstanding Preferred Shares, had been tendered pursuant to the Offer and not withdrawn. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

     Parent and Purchaser intend to take all necessary actions to promptly effect the proposed Merger of Purchaser with and into the Company."

Item 12.  Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

(a)(21)   Press Release of Reed Elsevier dated July 12, 2001.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2001               REH Mergersub Inc.


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Vice President


                                    Reed Elsevier Inc.


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Senior Vice President


                                    Reed Elsevier U.S. Holdings Inc.


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Vice President


                                    Reed Elsevier Overseas BV


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Attorney-in-Fact


                                    Reed Elsevier Holdings BV


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Attorney-in-Fact


                                    Reed Elsevier plc


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Attorney-in-Fact


                                    Reed International P.L.C.


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Attorney-in-Fact


                                    Elsevier NV


                                    By:  /s/ Henry Z. Horbaczewski
                                       -----------------------------------------
                                    Name:     Henry Z. Horbaczewski
                                    Title:    Attorney-in-Fact

                                 EXHIBIT INDEX


   Exhibit No.
-------------------

      (a)(1)        Offer to Purchase dated November 8, 2000.*

      (a)(2)        Letter of Transmittal.*

      (a)(3)        Notice of Guaranteed Delivery.*

      (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

      (a)(7)        Summary Advertisement dated November 8, 2000.*

      (a)(8) Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*

      (a)(9)        Press Release of Reed Elsevier dated December 6, 2000.*

     (a)(10)        Press Release of Reed Elsevier dated January 8, 2001.*

     (a)(11)        Press Release of Reed Elsevier dated February 7, 2001.*

     (a)(12)        Press Release of Reed Elsevier dated February 21, 2001.*

     (a)(13)        Press Release of Reed Elsevier dated February 28, 2001.*

     (a)(14)        Press Release of Reed Elsevier dated April 2, 2001.*

     (a)(15)        Press Release of Reed Elsevier dated May 4, 2001.*

     (a)(16)        Press Release of Reed Elsevier dated May 7, 2001.*

     (a)(17)        Press Release of Reed Elsevier dated June 1, 2001.*

     (a)(18)        Press Release of Reed Elsevier dated June 18, 2001.*

     (a)(19)        Press Release of Reed Elsevier dated June 27, 2001.*

     (a)(20)        Press Release of Reed Elsevier dated July 5, 2001.*

     (a)(21)        Press Release of Reed Elsevier dated July 12, 2001.

      (b)(1)        Commitment Letter, dated November 7, 2000, among
                    Reed International P.L.C., Elsevier NV, Reed Elsevier, Elsevier Finance S.A., Deutsche Bank AG London (as Lead Arranger), Morgan Stanley Dean Witter Bank Limited (as Lead Arranger), Deutsche Bank AG London (as Underwriter) and Morgan Stanley Senior Funding, Inc. (as Underwriter), and attached Term Sheet.*

      (b)(2) Credit Agreement, dated as of December 13, 2000, between Reed Elsevier, and Elsevier Finance SA (as Original Borrowers), Reed Elsevier (UK) Limited (as Borrowers' Agent), Reed International P.L.C. and Elsevier NV (as Original Guarantors), Deutsche Bank AG London and Morgan Stanley Dean Witter Bank Limited (as Joint Lead Arrangers, Joint Book Runners and Documentation Agents), Deutsche Bank AG London (as Facility Agent and Euro Swingline Agent) and Deutsche Bank AG, New York branch (as Dollar Swingline Agent).*

      (b)(3) Letter of cancellation relating to the Credit Agreement, dated December 13, 2000.*

      (b)(4) Letter of amendment relating to the Credit Agreement, dated December 20, 2000.*

      (b)(5)        Transfer certificate, dated December 20, 2000.*

      (d)(1)        Agreement and Plan of Merger, dated as of October
                    27, 2000, among Harcourt, Reed Elsevier and Purchaser.*

      (d)(2)        Stockholder Agreement, dated as of October 27,
                    2000, among Reed Elsevier, Purchaser and the stockholders named therein.*

      (d)(3) Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.*

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* Previously filed.